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                                                                     Exhibit 8.3


                         Opinion of Deloitte & Touche
                      Special Tax Advisor for the Company


To the Board of Directors and Shareholders of ESG Re Limited

The discussion of tax matters set forth under the caption "Certain Tax Considerations-Taxation of the Company and its Subsidiaries - United Kingdom" in the Prospectus is accurate in all material respects and fairly presents the information set out therein insofar as such statements constitute a summary of United Kingdom taxation. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form F-1 (File No. 333-43041) and the amendments thereto and to the references to our Firm under the heading "Certain Tax Considerations" in the Prospectus.

Deloitte & Touche
London, United Kingdom
December 9, 1997